

August 19, 2010

Danny Elbaz
President
The Mobile Star Corp.
53 Hanoter Street
Even Yehuda, Israel 40500

       Re: The Mobile Star Corp.
            Form 10-K for Fiscal Year Ended December 31, 2009
            Filed March 16, 2010
            Form 10-Q for the Quarter Ended June 30, 2010
            Filed July 29, 2010
            File No. 333-152952

Dear Mr. Elbaz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Plan of Operation, page 8

1. We note your disclosure that you have engaged a manufacturer to develop a prototype of your technology as well as your estimate that it would take an additional three to six months to bring this product to the market. Please expand your disclosure to clarify whether the prototype has been created and indicate when you anticipate finishing your test pilot and commencing your efforts to bring the product to the market on a full scale basis.

Item 8A(T). Controls and Procedures

Management's annual report on internal controls over financial reporting, page 12

2. It does not appear that your management has concluded on its assessment of internal control over financial reporting as of December 31, 2009. If management has not completed its assessment, as required by Item 308T(a) of Regulation S-K, we ask that you complete your evaluation and amend your filing within 30 calendar days.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Directors and Executive Officers, page 14

3. With respect to each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as your director. See Item 401(e) of Regulation S-K.

4.   Please identify each corporate office held by the individuals disclosed on page 14. For example, we note your disclosure that Mr. Gronich is your Secretary and Director. However, on the signature page to your Form 10-K he is also listed as your Principal Financial Officer, and in Exhibit 33.2 he is listed as your Chief Accounting Officer.

Signatures, page 19

5.   Please note that your Form 10-K must also be signed by your controller or principal accounting officer. See General Instruction D to Form 10-K. If Mr. Gronich is your principal accounting officer, please revise to indicate that he is signing the Form 10-K in that capacity.

Form 10-Q for the quarter ended June 30, 2010

Notes to the Financial Statements

(4) Loans from Related Parties – Directors and Stockholders, page F-9

1.   We note that you have loans from related parties for $37,690. These loans are non-interest bearing and are due on demand. Please tell us why you did not include imputed interest for these loans in accordance with ASC 835-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

●   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at

(202) 551-3367, or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s Celeste Murphy for

Larry Spirgel
Assistant Director